Exhibit 99.1

TAL Education Group Announces Unaudited Financial Results for the Second Fiscal Quarter Ended August 31, 2018, and Adoption of up to US$100 Million Share Repurchase Program

-Quarterly Net Revenues up by 53.5% Year-Over-Year

-Quarterly Income from Operations Increased by 18.4% Year-Over-Year

-Quarterly Non-GAAP Income from Operations Increased by 23.8% Year-Over-Year

-Quarterly Student Enrollments up by 120.2% Year-Over-Year

(Beijing–October 25, 2018)—TAL Education Group (NYSE: TAL) (“TAL” or the “Company”), a leading K-12 after-school tutoring services provider in China, today announced its unaudited financial results for the second quarter of fiscal year 2019 ended August 31, 2018.

Highlights for the Second Quarter of Fiscal Year 2019

-	Net revenues increased by 53.5% year-over-year to US$699.8 million from US$455.8 million in the same period of the prior year.
-	Income from operations increased by 18.4% to US$80.9 million from US$68.3 million in the same period of the prior year.
-	Non-GAAP income from operations increased by 23.8% to US$99.0 million from US$79.9 million in the same period of the prior year.
-	Net income attributable to TAL increased by 29.5% year-over-year to US$77.0 million, from US$59.5 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 33.8% to US$95.1 million from US$71.1 million in the same period of the prior year.
-	Basic and diluted net income per American Depositary Share (“ADS”) were US$0.14 and US$0.13, respectively. Non-GAAP basic and diluted net income per ADS, which excluded share-based compensation expenses, were US$0.17 and US$0.16, respectively. Three ADSs represent one Class A common share.
-	Cash, cash equivalents and short-term investments totaled US$1,646.5 million as of August 31, 2018, compared to US$1,498.9 million as of February 28, 2018.
-	Total student enrollments increased by 120.2% year-over-year to approximately 4,937,320 from approximately 2,242,380 in the same period of the prior year.

Highlights for the Six Months Ended August 31, 2018

-	Net revenues increased by 60.8% year-over-year to US$1,250.4 million from US$777.7 million in the same period of the prior year.
-	Income from operations increased by 60.5% to US$155.9 million from US$97.1 million in the same period of fiscal year 2018.
-	Non-GAAP income from operations increased by 58.2% to US$188.9 million from US$119.4 million in the same period of the prior year.

-	Net income attributable to TAL increased by 63.0% year-over-year to US$143.8 million, from US$88.2 million in the same period of the prior year.
-	Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 60.0% to US$176.9 million from US$110.5 million in the same period of the prior year.
-	Basic and diluted net income per ADS were US$0.25 and US$0.24, respectively. Non-GAAP basic and diluted net income per ADS, excluding share-based compensation expenses, were US$0.31 and US$0.29, respectively.
-	Average student enrollments per quarter during fiscal year 2019 increased by 110.2% year-over-year to approximately 3,457,140 from approximately 1,645,070 in the same period of fiscal year 2018.
-	Total physical network increased from 594 learning centers in 42 cities as of February 28, 2018 to 648 learning centers in 43 cities as of August 31, 2018.

Financial and Operating Data——Second Quarter and First Six Months of Fiscal Year 2019

(In US$ thousands, except per ADS data, student enrollments and percentages)

	Three Months Ended
	August 31,
	2017	2018	Pct. Change
Net revenues	455,750	699,783	53.5%
Net income attributable to TAL	59,450	76,990	29.5%
Non-GAAP net income attributable to TAL	71,069	95,091	33.8%
Operating income	68,326	80,891	18.4%
Non-GAAP operating income	79,945	98,992	23.8%
Net income per ADS attributable to TAL – basic	0.11	0.14	17.8%
Net income per ADS attributable to TAL – diluted	0.10	0.13	24.2%
Non-GAAP net income per ADS attributable to TAL – basic	0.14	0.17	21.7%
Non-GAAP net income per ADS attributable to TAL – diluted	0.12	0.16	28.4%
Total student enrollments in small class, one-on-one, and online courses	2,242,380	4,937,320	120.2%

	Six Months Ended
	August 31,
	2017	2018	Pct. Change
Net revenues	777,653	1,250,432	60.8%
Net income attributable to TAL	88,239	143,790	63.0%
Non-GAAP net income attributable to TAL	110,543	176,857	60.0%
Operating income	97,131	155,880	60.5%
Non-GAAP operating income	119,435	188,947	58.2%
Net income per ADS attributable to TAL – basic	0.17	0.25	46.1%
Net income per ADS attributable to TAL – diluted	0.16	0.24	53.9%
Non-GAAP net income per ADS attributable to TAL – basic	0.22	0.31	43.4%
Non-GAAP net income per ADS attributable to TAL – diluted	0.19	0.29	51.8%
Average student enrollments per quarter	1,645,070	3,457,140	110.2%

“In the second quarter, our revenue and enrollments grew steadily, which was based on stable online and offline business performance,” said Mr. Rong Luo, TAL’s Chief Financial Officer. “Looking ahead, we will continue to enhance product quality and customer satisfaction, and further our contribution to the healthy and sustainable development of the education sector.”

Mr. Luo continued, “We continue to explore new technologies and deploy smart intelligence in our online and offline products to help promote education progress. We are confident that through our investments, we will continue to offer students innovative technology-based tutoring in a positive learning environment.”

Adoption of Share Repurchase Program

On October 24, 2018, TAL’s board of directors authorized the repurchase of up to US$100 million of the Company's common shares over the next 12 months.

This share repurchase program authorizes the Company to purchase its ADSs or common shares from time to time on the open market at prevailing market prices, in negotiated transactions off the market, in block trades and/ or other legally permissible ways in accordance with applicable rules and regulations. The timing and extent of any purchases will depend upon market conditions, the trading price of ADSs and other factors. TAL’s board of directors will review the share repurchase program periodically and may authorize adjustment to its terms and size accordingly. TAL plans to fund any share repurchases made under this program from the Company’s available cash balance.

Financial Results for the Second Quarter of Fiscal Year 2019

Net Revenues

In the second quarter of fiscal year 2019, TAL reported net revenues of US$699.8 million, representing a 53.5% increase from US$455.8 million in the second quarter of fiscal year 2018. The increase was mainly driven by the growth in quarterly student enrollments, which rose by 120.2% to approximately 4,937,320 from approximately 2,242,380 in the same period of the prior year. The increase in total student enrollments was driven primarily by summer promotions in small classes and online courses.

Operating Costs and Expenses

In the second quarter of fiscal year 2019, operating costs and expenses were US$620.1 million, a 58.7% increase from US$390.7 million in the second quarter of fiscal year 2018. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$602.0 million, a 58.8% increase from US$379.1 million in the second quarter of fiscal year 2018.

Cost of revenues grew by 34.6% to US$329.6 million from US$244.9 million in the second quarter of fiscal year 2018. The increase in cost of revenues was mainly due to an increase in teacher compensation. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 34.5% to US$329.4 million, from US$244.8 million in the second quarter of fiscal year 2018.

Selling and marketing expenses increased by 159.4% to US$151.7 million from US$58.5 million in the second quarter of fiscal year 2018. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 160.9% to US$149.3 million from US$57.2 million in the second quarter of fiscal year 2018. The increase of selling and marketing expenses in the second quarter of fiscal year 2019 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 59.0% to US$138.8 million from US$87.3 million in the second quarter of fiscal year 2018. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 60.0% to US$123.3 million, from US$77.1 million in the second quarter of fiscal year 2018.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 55.8% to US$18.1 million in the second quarter of fiscal year 2019 from US$11.6 million in the same period of fiscal year 2018.

Gross Profit

Gross profit grew by 75.6% to US$370.2 million from US$210.8 million in the second quarter of fiscal year 2018.

Income from Operations

Income from operations increased by 18.4% to US$80.9 million from US$68.3 million in the second quarter of fiscal year 2018. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 23.8% to US$99.0 million from US$79.9 million in the second quarter of fiscal year 2018.

Other Income/(Expense)

Other expense was US$0.4 million for the second quarter of fiscal year 2019, compared to other income of US$2.0 million in the second quarter of fiscal year 2018.

Income Tax Expense

Income tax expense was US$15.5 million in the second quarter of fiscal year 2019, compared to US$16.2 million in the second quarter of fiscal year 2018.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 29.5% to US$77.0 million from US$59.5 million in the second quarter of fiscal year 2018. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 33.8% to US$95.1 million from US$71.1 million in the second quarter of fiscal year 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.14 and US$0.13 respectively, in the second quarter of fiscal year 2019. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.17 and US$0.16, respectively.

Capital Expenditures

Capital expenditures for the second quarter of fiscal year 2019 were US$42.5 million, an increase of US$4.9 million from US$37.6 million in the second quarter of fiscal year 2018. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Cash, Cash Equivalents, and Short-Term Investments

As of August 31, 2018, the Company had US$819.4 million of cash and cash equivalents and US$827.1 million of short-term investments, compared to US$711.5 million of cash and cash equivalents and US$787.4 million of short-term investments as of February 28, 2018.

Deferred Revenue

As of August 31, 2018, the Company's deferred revenue balance was US$869.8 million, compared to US$728.8 million as of August 31, 2017, representing an increase of 19.3%. Deferred revenue primarily consisted of the tuition collected in advance for the fall semester of Xueersi small classes.

Financial Results for the First Six Months of Fiscal Year 2019

Net Revenues

For the first six months of fiscal year 2019, TAL reported net revenues of US$1,250.4 million, representing a 60.8% increase from US$777.7 million in the first six months of fiscal year 2018. The increase was mainly driven by the growth in average student enrollments, which increased by 110.2% to approximately 3,457,140 from approximately 1,645,070 in the same period of the prior year. The increase in average student enrollments was driven primarily by the growth in enrollments in the small class offerings and online courses.

Operating Costs and Expenses

In the first six months of fiscal year 2019, operating costs and expenses were US$1,100.8 million, a 60.8% increase from US$684.4 million in the first six months of fiscal year 2018. Non-GAAP operating costs and expenses, which excluded share-based compensation expenses, were US$1,067.7 million, a 61.3% increase from US$662.1 million in the first six months of fiscal year 2018.

Cost of revenues grew by 42.5% to US$590.6 million from US$414.5 million in the first six months of fiscal year 2018. The increase in cost of revenues was mainly due to an increase in teacher compensation and rental costs. Non-GAAP cost of revenues, which excluded share-based compensation expenses, increased by 42.4% to US$590.3 million from US$414.4 million in the first six months of fiscal year 2018.

Selling and marketing expenses increased by 141.5% to US$246.2 million from US$102.0 million in the first six months of fiscal year 2018. Non-GAAP selling and marketing expenses, which excluded share-based compensation expenses, increased by 143.2% to US$242.2 million from US$99.6 million in the first six months of fiscal year 2018. The increase of selling and marketing expenses in the first six months of fiscal year 2019 was primarily a result of more marketing promotion activities to expand our customer base and brand enhancement, as well as a rise in the compensation to sales and marketing staff to support a greater number of programs and service offerings compared to the same period in the prior year.

General and administrative expenses increased by 57.2% to US$263.9 million from US$167.9 million in the first six months of fiscal year 2018. The increase in general and administrative expenses was mainly due to an increase of the number of our general and administrative personnel compared to the same period in the prior year and a rise in compensation to our general and administrative personnel. Non-GAAP general and administrative expenses, which excluded share-based compensation expenses, increased by 58.8% to US$235.3 million from US$148.2 million in the first six months of fiscal year 2018.

Total share-based compensation expenses allocated to the related operating costs and expenses increased by 48.3% to US$33.1 million in the first six months of fiscal year 2019 from US$22.3 million in the same period of fiscal year 2018.

Gross Profit

Gross profit grew by 81.7% to US$659.8 million from US$363.1 million in the first six months of fiscal year 2018.

Income from Operations

Income from operations increased by 60.5% to US$155.9 million from US$97.1 million in the first six months of fiscal year 2018. Non-GAAP income from operations, which excluded share-based compensation expenses, increased by 58.2% to US$188.9 million from US$119.4 million in the first six months of fiscal year 2018.

Other Income/(Expense)

Other income was US$8.3 million for the first six months of fiscal year 2019, mainly related to the fair value changes of equity securities in accordance with the update (ASU 2016-01 and ASU 2018-03) to the accounting standard (ASC321) adopted on March 1, 2018.

Income Tax Expense

Income tax expense was US$32.9 million in the first six months of fiscal year 2019, compared to US$24.6 million in the first six months of fiscal year 2018.

Net Income Attributable to TAL Education Group

Net income attributable to TAL increased by 63.0% to US$143.8 million from US$88.2 million in the first six months of fiscal year 2018. Non-GAAP net income attributable to TAL, which excluded share-based compensation expenses, increased by 60.0% to US$176.9 million from US$110.5 million in the first six months of fiscal year 2018.

Basic and Diluted Net Income per ADS

Basic and diluted net income per ADS were US$0.25 and US$0.24, respectively, in the first six months of fiscal year 2019. Non-GAAP basic and Non-GAAP diluted net income per ADS, which excluded share-based compensation expenses, were US$0.31 and US$0.29, respectively.

Capital Expenditures

Capital expenditures for the first six months of fiscal year 2019 were US$71.2 million, an increase of US$4.0 million from US$67.2 million in the first six months of fiscal year 2018. The increase was mainly due to leasehold improvements and the purchase of servers, computers, software systems and other hardware for the Company’s teaching facilities and mobile network research and development.

Business Outlook

Based on our current estimates, total net revenues for the third quarter of fiscal year 2019 are expected to be between US$563.2 million and US$571.9 million, representing an increase of 30% to 32% on a year-over-year basis. If not taking into consideration the impact of potential change in exchange rate between Renminbi and the U.S. Dollar, the projected revenue growth rate is expected to be in the range of 35% to 37% for the third quarter of fiscal year 2019. These estimates reflect our current expectations, which is subject to change.

Conference Call

The Company will host a conference call and live webcast to discuss its financial results for the second fiscal quarter of fiscal year 2019 ended August 31, 2018 at 8:00 a.m. Eastern Time on October 25, 2018 (8:00 p.m. Beijing time on October 25, 2018).

The dial-in details for the live conference call are as follows:

- U.S. toll free:	+1-866-519-4004
- Hong Kong toll free:	800-906-601
- International toll:	+65-6713-5090
Conference ID:	2299945

A live and archived webcast of the conference call will be available on the Investor Relations section of TAL’s website at http://ir.100tal.com

A telephone replay of the conference call will be available through 9:59 a.m. on November 2, 2018, U.S. Eastern Time (9:59 p.m. on November 2, 2018, Beijing Time).

The dial-in details for the replay are as follows:

- U.S. toll free:	+1-855-452-5696
- Hong Kong toll free:	800-963-117
- International toll:	+61-2-8199-0299
Conference ID:	2299945

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the outlook for the third quarter of fiscal year 2019, quotations from management in this announcement, as well as TAL Education Group’s strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s ability to continue to attract students to enroll in its courses; the Company’s ability to continue to recruit, train and retain qualified teachers; the Company’s ability to improve the content of its existing course offerings and to develop new courses; the Company’s ability to maintain and enhance its brand; the Company’s ability to maintain and continue to improve its teaching results; and the Company’s ability to compete effectively against its competitors. Further information regarding these and other risks is included in the Company’s reports filed with, or furnished to the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and TAL Education Group undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

About TAL Education Group

TAL Education Group is a leading K-12 after-school tutoring services provider in China. The acronym “TAL” stands for “Tomorrow Advancing Life”, which reflects our vision to promote top learning opportunities for Chinese students through both high-quality teaching and content, as well as leading edge application of technology in the education experience. TAL Education Group offers comprehensive tutoring services to students from pre-school to the twelfth grade through three flexible class formats: small classes, personalized premium services, and online courses. Our tutoring services cover the core academic subjects in China’s school curriculum including mathematics, English, Chinese, physics, chemistry, and biology. The Company's learning center network currently covers over 40 key cities in China. We also operate www.jzb.com, a leading online education platform in China. Our ADSs trade on the New York Stock Exchange under the symbol “TAL”.

About Non-GAAP Financial Measures

In evaluating its business, TAL considers and uses the following measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission as supplemental metrics to review and assess its operating performance: non-GAAP operating costs and expenses, non-GAAP cost of revenues, non-GAAP selling and marketing expenses, non-GAAP general and administrative expenses, non-GAAP income from operations, non-GAAP net income attributable to TAL, non-GAAP basic and non-GAAP diluted net income per ADS. To present each of these non-GAAP measures, the Company excludes share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation from or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of non-GAAP measures to the most comparable GAAP measures” set forth at the end of this release.

TAL believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding share-based expenses that may not be indicative of its operating performance from a cash perspective. TAL believes that both management and investors benefit from these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to TAL’s historical performance and liquidity. TAL computes its non-GAAP financial measures using the same consistent method from quarter to quarter and from period to period. TAL believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using non-GAAP measures is that these non-GAAP measures exclude share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

For further information, please contact:

Echo Yan

Investor Relations

TAL Education Group

Tel: +86 10 5292 6658

Email: ir@100tal.com

Caroline Straathof

IR Inside

Tel: +31 6 5462 4301

Email: info@irinside.com

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands)

	As of February 28, 2018	As of August 31, 2018
ASSETS

Current assets
Cash and cash equivalents	$711,519	$819,376
Restricted cash-current	6,267	1,867
Short-term investments	787,391	827,074
Inventory	5,272	8,375
Amounts due from related parties-current	3,229	14,886
Income tax receivables	15,093	7,058
Prepaid expenses and other current assets	133,235	172,157
Total current assets	1,662,006	1,850,793
Restricted cash-non-current	9,911	9,513
Property and equipment, net	247,266	269,858
Deferred tax assets-non-current	17,361	25,033
Rental deposits	47,333	51,008
Intangible assets, net	43,505	57,275
Goodwill	291,382	280,222
Long-term investments	597,606	811,619
Long-term prepayments and other non-current assets	138,190	100,818
Total assets	$3,054,560	$3,456,139

LIABILITIES AND EQUITY

Current liabilities
Accounts payable (including accounts payable of the consolidated VIEs without recourse to TAL Education Group of 51,809 and 63,469 as of February 28, 2018, and August 31, 2018, respectively)	$57,605	$71,370
Deferred revenue-current (including deferred revenue-current of the consolidated VIEs without recourse to TAL Education Group of 772,642 and 816,155 as of February 28, 2018, and August 31, 2018, respectively)	824,276	864,573
Amounts due to related parties-current (including amounts due to related parties-current of the consolidated VIEs without recourse to TAL Education Group of 2,875 and 3,337 as of February 28, 2018, and August 31, 2018, respectively)	8,746	13,652
Accrued expenses and other current liabilities(including accrued expenses and other current liabilities of the consolidated VIEs without recourse to TAL Education Group of 158,849 and 283,872 as of February 28, 2018, and August 31, 2018, respectively)	229,122	342,087
Income tax payable (including income tax payable of the consolidated VIEs without recourse to TAL Education Group of 12,106 and 24,904 as of February 28, 2018, and August 31, 2018, respectively)	13,638	29,948
Short-term debt and current portion of long-term debt (including short-term debt and current portion of long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and August 31, 2018, respectively)	-	239,641
Bond payable, current portion (including bond payable, current portion of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and August 31, 2018, respectively)	-	5,275
Total current liabilities	1,133,387	1,566,546
Deferred revenue-non-current (including deferred revenue-non-current of the consolidated VIEs without recourse to TAL Education Group of 17,980 and 5,273 as of February 28, 2018, and August 31, 2018, respectively)	17,980	5,273
Amounts due to related parties-non-current (including amounts due to related parties-non-current of the consolidated VIEs without recourse to TAL Education Group of nil and 151 as of February 28, 2018, and August 31, 2018, respectively)	271	331
Deferred tax liabilities-non-current (including deferred tax liabilities-non-current of the consolidated VIEs without recourse to TAL Education Group of 19,867 and 7,260 as of February 28, 2018, and August 31, 2018, respectively)	20,039	7,400
Bond payable (including bond payable of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and August 31,2018, respectively)	11,075	-
Long-term payable (including long-term payable of the consolidated VIEs without recourse to TAL Education Group of 4,660 and nil as of February 28, 2018, and August 31, 2018, respectively)	6,344	1,683
Long-term debt (including long-term debt of the consolidated VIEs without recourse to TAL Education Group of nil and nil as of February 28, 2018, and August 31, 2018, respectively)	225,000	-
Total liabilities	1,414,096	1,581,233

TAL Education Group Shareholders' Equity

Class A common shares	118	120
Class B common shares	71	71
Additional paid-in capital	884,717	924,059
Statutory reserve	38,315	38,315
Retained earnings	565,202	717,243
Accumulated other comprehensive income	132,325	176,906
Total TAL Education Group's equity	1,620,748	1,856,714
Noncontrolling interest	19,716	18,192
Total equity	1,640,464	1,874,906
Total liabilities and equity	$3,054,560	$3,456,139

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2017	2018	2017	2018
Net revenues	$455,750	$699,783	$777,653	$1,250,432
Cost of revenues (note 1)	244,930	329,565	414,534	590,647
Gross profit	210,820	370,218	363,119	659,785
Operating expenses (note 1)
Selling and marketing	58,491	151,700	101,953	246,207
General and administrative	87,312	138,798	167,943	263,949
Total operating expenses	145,803	290,498	269,896	510,156
Government subsidies	3,309	1,171	3,908	6,251
Income from operations	68,326	80,891	97,131	155,880
Interest income	10,534	19,259	18,235	35,822
Interest expense	(3,870)	(3,957)	(9,095)	(7,822)
Other income/(expense)	2,018	(355)	8,806	8,331
Impairment loss on long-term investments	-	-	(700)	(9,713)
Income before provision for income tax and loss from equity method investments	77,008	95,838	114,377	182,498
Provision for income tax	(16,158)	(15,532)	(24,553)	(32,864)
Loss from equity method investments	(1,965)	(4,081)	(3,248)	(7,138)
Net income	58,885	76,225	86,576	142,496
Add: Net loss attributable to noncontrolling interest	565	765	1,663	1,294
Total net income attributable to TAL Education Group	$59,450	$76,990	$88,239	$143,790
Net income per common share
Basic	$0.34	$0.41	$0.52	$0.76
Diluted	0.31	0.38	0.47	0.72

Net income per ADS (note 2)
Basic	$0.11	$0.14	$0.17	$0.25
Diluted	0.10	0.13	0.16	0.24

Weighted average shares used in calculating net income per common share
Basic	172,388,942	189,483,546	169,669,402	189,250,482
Diluted	193,131,866	200,422,889	193,585,695	200,406,007

Note1: Share-based compensation expenses are included in the operating costs and expenses as follows:

	For the Three Months		For the Six Months
	Ended August 31,		Ended August 31,
	2017	2018	2017	2018
Cost of revenues	$109	$185	$142	$348
Selling and marketing	1,258	2,407	2,376	4,033
General and administrative	10,252	15,509	19,786	28,686
Total	$11,619	$18,101	$22,304	$33,067

Note 2: Three ADSs represent one Class A common Share.

TAL EDUCATION GROUP

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF Comprehensive Income

(In thousands)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2017	2018	2017	2018

Net income	$58,885	$76,225	$86,576	$142,496
Other comprehensive income/(loss), net of tax	24,005	(43,380)	31,299	43,329
Comprehensive income	82,890	32,845	117,875	185,825
Add: Comprehensive loss attributable to noncontrolling interest	565	1,804	1,663	2,546
Comprehensive income attributable to TAL Education Group	$83,455	$34,649	$119,538	$188,371

TAL EDUCATION GROUP

Reconciliation of Non-GAAP Measures to the Most Comparable GAAP Measures

(In thousands, except share, ADS, per share and per ADS data)

	For the Three Months Ended August 31,		For the Six Months Ended August 31,
	2017	2018	2017	2018

Cost of revenues	$244,930	$329,565	$414,534	$590,647
Share-based compensation expense in cost of revenues	109	185	142	348
Non-GAAP cost of revenues	244,821	329,380	414,392	590,299

Selling and marketing expenses	58,491	151,700	101,953	246,207
Share-based compensation expense in selling and marketing expenses	1,258	2,407	2,376	4,033
Non-GAAP selling and marketing expenses	57,233	149,293	99,577	242,174

General and administrative expenses	87,312	138,798	167,943	263,949
Share-based compensation expense in general and administrative expenses	10,252	15,509	19,786	28,686
Non-GAAP general and administrative expenses	77,060	123,289	148,157	235,263

Operating costs and expenses	390,733	620,063	684,430	1,100,803
Share-based compensation expense in operating costs and expenses	11,619	18,101	22,304	33,067
Non-GAAP operating costs and expenses	379,114	601,962	662,126	1,067,736

Income from operations	68,326	80,891	97,131	155,880
Share based compensation expenses	11,619	18,101	22,304	33,067
Non-GAAP income from operations	79,945	98,992	119,435	188,947

Net income attributable to TAL Education Group	59,450	76,990	88,239	143,790
Share based compensation expenses	11,619	18,101	22,304	33,067
Non-GAAP net income attributable to TAL Education Group	$71,069	$95,091	$110,543	$176,857
Net income per ADS
Basic	$0.11	$0.14	$0.17	$0.25
Diluted	0.10	0.13	0.16	0.24
Non-GAAP Net income per ADS (note 3)
Basic	$0.14	$0.17	$0.22	$0.31
Diluted	0.12	0.16	0.19	0.29
ADSs used in calculating net income per ADS
Basic	517,166,827	568,450,639	509,008,205	567,751,446
Diluted	579,395,597	601,268,668	580,757,085	601,218,021

Note 3: The Non-GAAP adjusted net income per ADS is computed using Non-GAAP adjusted net income and the same number of ADSs used in GAAP basic and diluted EPS calculation.